Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
NEW YORK 10036-6522
________
TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

August 7, 2012

James E. O'Connor
Division of Investment Management
Securities and Exchange Commission
Washington, D.C.  20549

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Re:  Apollo Investment Corporation (File No. 333-170519)

Dear Mr. O'Connor:

Apollo Investment Corporation (the "Company") has authorized us to make the following responses to the comments received from Christina D'Angelo on July 19, 2012 and the comments received from you and Michael Spratt on July 26, 2012 and July 27, 2012 to Post-Effective Amendment No. 5 to the Company's Registration Statement on Form N-2 (File No. 333-170519) (the "Registration Statement") as filed with the Securities and Exchange Commission (the "Commission") on July 2, 2012.  All comments are set forth below in bold font and our response follows each respective comment.

COMMENTS RECEIVED JULY 19

Disclosure on Page 58 ("Price Range of Common Stock") of N-2 and Item 5 of Form 10-K ("Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities")

1.           For the columns "Premium or Discount of High Sales Price to NAV" and "Premium or Discount of Low Sales Price to NAV" in the Price Range of Common Stock table, please disclose such premiums/discounts as percentage changes from net asset value (i.e. (6.0)% or -6.0%) instead of percentage of net asset value (i.e. 94.0%).

The Company has made such changes.

Statement of Changes in Net Assets

2.           Please include disclosure required by Reg. S-X 6-09(3):  "State separately distributions to shareholders from (a) investment income-net; (b) realized gain from investment transactions-net; and (c) other sources."  The Staff acknowledges that Note 13 provides information on a tax basis; however, Reg. S-X requires such information on a GAAP basis.

The Company will amend such disclosure in future financial statement filings.

Note 11.  Financial Highlights

3.           Please revise the Financial Highlights in the same manner as requested in Comment 2 above.

The Company will amend such disclosure in future financial statement filings.

Schedule of Investments

4.           Per Instruction 1(b) of Item 8(b) of Form N-2, please indicate those investments that are not qualifying investments under Section 55(a) of the Investment Company Act of 1940 (the "1940 Act") and, in a footnote, briefly explain the significance of non-qualification.  Also, please supplementally provide the Staff with the Company's current percentage of its portfolio that does not qualify under Section 55(a) of the 1940 Act.

The Company has made such changes.  The percentage of investments that the Company has determined are not “qualifying assets” under Section 55(a) of the 1940 Act is approximately 19% as of March 31, 2012.  and may change.

5.           Please identify in future filings the Company's investments that have been pledged as collateral pursuant to the Company's revolving credit facility per Reg. S-X 4-08(b) and supplementally inform the staff of such information in your response.

The Company will amend such disclosure in future financial statement filings.  The Company confirms that as of March 31, 2012 substantially all of the Company's investments were pledged as collateral pursuant to its secured facilities.

Note 7:  Foreign Currency Transactions and Translations

6.           Supplementally explain to the Staff how the foreign currency transactions disclosed in Note 7 of the Company's financials relate to the senior securities disclosed in the table in Note 11 of the financial statements.

The Company confirms that the foreign currency transactions disclosed in Note 7 of the Company's financials are the senior securities disclosed in the table in Note 11 of the financial statements.

Fees and Expenses Table

7.           Please supplementally confirm to the Staff the Company's calculation of management fees (3.58%), incentive fees payable under investment advisory and management agreement (2.35%), interest and other debt expenses on borrowed funds (3.94%) and total annual expenses if calculated as a percentage of total assets (6.49%) and how they are derived from the Company's financial statements.

The Company confirms that the amounts shown in the Fees and Expenses table are accurate. The computations in the Fees and Expenses table are calculated based on fees, compensation and expenses actually paid at the end of each quarter and based on average gross assets at the end of each quarter.  As such, the computations cannot be calculated off the year end gross assets in the Company's financials.

8.           Please confirm that the Company and its Board of Directors have complied with Rule 17g-1(j) regarding the Company's joint fidelity bond.

The Company confirms that the Company and its Board of Directors have complied with Rule 17g-1(j) regarding the Company's joint fidelity bond.

COMMENTS RECEIVED JULY 26 AND JULY 27

Prospectus Summary – Apollo Investment

9.           The Company had significant capital losses in all but one of the past five years.  The note in the Example on page 5 says that no capital gains are assumed in any of the indicated periods.  Please note in an appropriate risk factor that the Company has lost money during recent periods.

The appropriate risk factor has been revised to disclose that the Company has lost money during recent fiscal periods.  Please see “Risk Factors—Certain Risks in the Current Environment— Capital markets have for the last few years been in a period of disruption and instability. These market conditions have materially and adversely affected debt and equity capital markets in the United States and abroad, which have had, and may in the future have, a negative impact on our business and operations.”

10.           Please revise the third paragraph in this section to show that below investment grade securities are commonly referred to as "junk," as on the prospectus cover page.

The change has been made as requested.

11.           Please revise the fifth paragraph in this section so the sentence that begins "During our fiscal year ended March 31, 2012, we invested $1.5 billion across 21 new and 18 existing portfolio companies…" reads as  "During our fiscal year ended March 31, 2012, we invested $1.5 billion in 21 new and 18 existing portfolio companies…" (emphasis added).

The change has been made as requested.

12.           In the seventh paragraph, please revise the term "financial sponsors" as retail investors may not know the meaning of the term.

The term "financial sponsors" has been defined to give retail investors a better understanding of the term.

Use of Proceeds

13.           Please inform us how quickly the Company expects to invest the proceeds from this offering from the time that it receives them. Does it anticipate that it may actually take up two years?  If the Company has a pipeline of expected investments, please explain to us.

The disclosure in the “Use of Proceeds” section provides that “substantially all of the net proceeds of an offering of securities pursuant to this prospectus will be used for the above purposes within two years...” The Company notes that the proceeds initially will be used for general corporate purposes including repayment of borrowings under its revolving facility, but that the ability of the Company to invest the net proceeds of the offering in portfolio companies in accordance with its investment objective is dependent on market conditions and the Company’s investment pipeline and, as a result, it is difficult to predict when substantially all of the net proceeds from an offering will be invested. The Company notes that the timeframe it has presented is consistent with the timeframe presented by many other business development companies in their shelf registration statements. In  addition to market practice, the Company respectfully refers the staff to Guide 1 of Form N-2, which provides that, for business development companies,

[t]he Division is of the view that Section 58 of the 1940 Act requires a BDC to obtain the approval of its stockholders for a change of its business purpose if more than half of its total assets are not invested in the types of securities designed to meet its business purpose, in accordance with Section 2(a)(48) and 55(a)(1)-(3) of the 1940 Act, within the earlier of: (i) two years after termination or completion of sales; or (ii) 2 years after commencement of its initial public offering.

As a result, the Company believes that the timeframe of within two years included in the Registration Statement is consistent with both industry practice and Guide 1 of Form N-2.

Fees and Expenses – Example

14.           Please add textual disclosure in the paragraph after the Example explaining why, assuming a 5% annual return, the incentive fees under the investment advisory agreement may not be earned or payable.  Please add a statement in the text that if the Company were to experience the same returns as the expense table is based on, the amounts in the Example would be $________, $________, $________, and $________.

The disclosure has been revised as requested.

15.           In footnote 7, please revise the amounts shown in fractions of less than a billion to amounts in the millions.

The disclosure has been revised as requested.

Risk Factors

Risk Factors - Regulations governing our operation as a BDC affect our ability to, and the way in which we raise, additional capital.

16.           The Company, at its annual 2012 meeting, will seek stockholder approval to sell shares below net asset value.  Please revise the disclosure in the base prospectus or prospectus supplement, depending on when the matter is voted upon, to reflect the result of this vote.

The annual 2012 stockholder meeting has been adjourned and the disclosure has been revised accordingly.  As of the date of the Registration Statement, stockholders have not voted on the net asset value proposal.

17.           The last paragraph of this risk factor states: "In addition to issuing securities to raise capital as described above, we anticipate that in the future we may securitize our loans to generate cash for funding new investments."  Please supplementally explain this securitization strategy to us and confirm to us that the Company does not have a current intention to securitize its assets and that the Company will discuss any such strategies with the staff before implementing.

The Company currently does not have a “securitization strategy” and does not have any current intentions to securitize assets.  However, the disclosure in the Registration Statement is fair and accurate as other business development companies have such disclosure and engage in such practices.  The Company would like to maintain the ability to securitize assets if it deems such securitization to be in the best interests of stockholders. As agreed with the Staff, the Company would discuss with the Staff the accounting treatment of any proposed securitization in advance of implementation.

Risk Factors – We may in the future determine to fund a portion of our investments with preferred stock, which would magnify the potential for gain or loss and the risks of investing in us in the same way as our borrowings.

18.           Please inform us whether the Company intends to issue preferred shares within one year of the registration statement being declared effective.  If it intends to do so, please disclose this possibility and include the costs of issuance in the fee table.

The Company does not currently intend to issue preferred shares within one year of the registration statement being declared effective.

Risk Factors - Our ability to enter into transactions with our affiliates is restricted.

19.           If applicable, please update the current status of the Company's exemptive application.

The status remains that the Company has an application on file, which the Commission has neither granted nor denied.

Risk Factors - Provisions of the Maryland General Corporation Law and of our charter and bylaws could deter takeover attempts and have an adverse impact on the price of our common stock.

20.           The staff has taken the position that the Maryland Control Share Acquisition Act ("MCSAA") is inconsistent with the wording of, and purposes underlying, Section 18(i) specifically and of the 1940 Act generally.  See "Boulder Total Return Fund, Inc." No-Action letter (November 15, 2010).  Please revise the highlighted statement to state that the Company will not repeal the exemption from the MCSAA without the express approval of the SEC.

The Company respectfully disagrees with the Staff’s view.  The Company previously  modified the disclosure to add that the Company will give the SEC prior notice if the Board determines to elect that the MCSAA apply to it.  The Company does not believe that it should be required to agree with the Staff’s position as a result of a disclosure undertaking.  As an example, the Commission is of the view that violations of the federal securities laws may not be indemnifiable in certain circumstances.  However, it requires only a statement in the registration statement to that effect, not a promise that the registrants will agree with the Commission.

Risk Factors - Our incentive fee may induce AIM to make certain investments, including speculative investments.

21.           The risk raised in the last paragraph of this risk factor should be discussed in a separate risk disclosure section as it is unrelated to the heading.  If the expenses incurred indirectly by the Company as a result of its investments in "other investment companies," including temporary cash transfers to money market funds, exceed 0.01 percent (one basis point) of average net assets, please add the line item, "Acquired Fund Fees and Expenses," to the fee table with an estimate of the expenses.  See Instruction 10.a. to Item 3 of Form N-2.

The disclosure has been revised as requested.  An additional line item is not necessary in the fee table.

Risk Factor - Our shares may trade at discounts from net asset value or at premiums that are unsustainable over the long term.

22.           Please revise the last sentence in this risk factor from "not possible to predict" to "not possible to predict with any assurance."

The disclosure has been revised as requested.

Management's Discussion and Analysis of Financial Condition and Results of Operations

23.           In the paragraph under the sub-heading Revenue, a sentence reads as follows: "We may also generate revenue in the form of commitment, origination, structuring fees, fees for providing managerial assistance and, if applicable, consulting fees, etc."  Please modify to avoid the word "etc."  Language such as: "We may also generate revenue from other sources, such as commitment, origination, structuring fees, fees for providing managerial assistance and, if applicable, consulting fees" would be acceptable.

The disclosure has been revised as requested.

Sales of Common Stock Below Net Asset Value

24.           Please state the maximum discount at which an offering below net asset value would be made and, if unlimited, revise the examples to show a 100% discount.

The Company believes that the three illustrations of dilutive impact fairly represent the likely range of dilutive offerings and is not aware of one that has been done for more than 20% of the shares outstanding at a discount of greater than 20%.  Although, the Company would not be prohibited from making an offering at any discount level, it believes that providing an illustration for a 100% discount would not be reasonably representative given the extremely low probability it would ever happen.  The Company notes that information relating to any actual discount would be disclosed in the prospectus supplement relating to the offering. The Company also notes that such an offering would automatically trigger a requirement to file a reviewable amendment if the offering was for more than 15% of its shares.  Accordingly, the Company undertakes to file a reviewable amendment to its registration statement in order to effect a dilutive offering at a greater than 25% discount from net asset value.

Management – Investment Advisory and Management Agreement - Board Approval of the Investment Advisory and Management Agreement

25.           Please provide disclosure about the recent changes in portfolio management rather than only stating the current team.

Additional disclosure has been added to the sections "Prospectus Summary – About Apollo Investment Management" and "Business – About Apollo Investment Management" to describe and give greater detail about the recent changes in the Company's portfolio management.

Financial Statements – Note 8 Expense Offset Arrangements

26.           It does not appear that the Company is benefiting currently from the arrangement with the custodian bank.  In future filings, please revise this statement or explain the current benefit.

The Company will review and make any appropriate change in future filings of its financial statements.

***********************

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Commission or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions, please call Richard Prins at 212-735-2790.

Sincerely,
/s/ Richard Prins
Richard Prins